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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                               -------------------


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)



                      AMATI COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                      COMMON STOCK, PAR VALUE $.20 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                  023115 10 8
                         ------------------------------
                                 (CUSIP NUMBER)


                               RICHARD J. AGNICH
                         TEXAS INSTRUMENTS INCORPORATED
                          7839 CHURCHILL WAY, M/S 3999
                              DALLAS, TEXAS 75251
                               (972) 995-2551
                 ---------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                FEBRUARY 27, 1998
            ------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(b)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

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                                  SCHEDULE 13D

CUSIP NO. 023115 10 8

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Texas Instruments Incorporated (75-0289970)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     100%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------







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                                  SCHEDULE 13D

CUSIP NO. 023115 10 8

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DSL Acquisition Corporation (75-2735708)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------




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         This Amendment No. 1 to Schedule 13D amends and supplements the
Schedule 13D originally filed on January 5, 1998 (the "Schedule 13D") by Texas Instruments Incorporated, a Delaware corporation ("Parent"), and DSL Acquisition Corporation, a Delaware corporation ("Purchaser"), relating to the tender offer (the "Offer") by Purchaser to purchase all outstanding shares of common stock, par value $.20 per share (the "Shares"), of Amati Communications Corporation, a Delaware corporation (the "Company"), at $20.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 1997 and in the related Letter of Transmittal. The Offer was made pursuant to an Agreement and Plan of Merger dated as of November 19, 1997 (the "Merger Agreement") by and among the Company, Purchaser and Parent. Capitalized terms not defined herein have the meanings assigned thereto in the Merger Agreement, which is attached as Exhibit 99(c)(1) to Parent's Schedule 14D-1 filed on November 25, 1997.

         In connection with the foregoing, Purchaser and Parent hereby amend and supplement the Schedule 13D as follows:


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         Items 5(a) - (c) and (e) are hereby amended and supplemented by the addition of the following paragraphs hereto:

         (a) - (b)        The information set forth in rows 7 through 11 of
each Cover Page of this Amendment No. 1 to Schedule 13D is incorporated herein by reference.

         (c) On February 27, 1998, pursuant to the terms and conditions of the Merger Agreement, Purchaser was merged with and into the Company such that the Company became a wholly-owned subsidiary of Parent, and Purchaser ceased to exist as an independent entity (the "Merger"). Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or any wholly-owned subsidiary of Parent, or Shares held by dissenting stockholders who properly exercised and perfected their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware) was, by virtue of the Merger, converted into the right to receive $20.00 in cash. Each Share held by Parent, Purchaser or any wholly-owned subsidiary of Parent immediately prior to the Effective Time was, by virtue of the Merger, cancelled and retired and ceased to exist. Simultaneously, each share of the common stock, par value $.01 per share, of Purchaser was, by virtue of the Merger, converted into one share of the common stock of the Company. Accordingly, Parent owns 1,000 shares of the common stock of the Company, which is 100% of the outstanding common stock thereof. In addition, a Form 15 was filed with the Commission on February 27, 1998 in order to deregister the common stock of the Company. A press release relating to the foregoing is filed as Exhibit 99.2 hereto and is incorporated herein by reference.





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         (e)              By virtue of the Merger, on February 27, 1998,
Purchaser ceased to exist and so is no longer a beneficial owner of the Company.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented by the addition of the following exhibit thereto:

         Exhibit 99.2        Press Release issued by Parent dated
                             February 27, 1998





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                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 4, 1998              TEXAS INSTRUMENTS INCORPORATED
--------------
Date

                           By:  /s/ WILLIAM A. AYLESWORTH
                              ------------------------------------------------
                              William A. Aylesworth, Senior Vice President, Treasurer and Chief Financial Officer


March 4, 1998              DSL ACQUISITION CORPORATION
--------------
Date

                           By:  /s/ GEORGE BARBER
                              ------------------------------------------------
                              George Barber, President





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                               INDEX TO EXHIBITS


         Exhibit 99.2             Press Release issued by Parent dated
                                  February 27, 1998